UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            JONES INTERCABLE, INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                                 COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                  480206-200
                                  480206-101
                                (CUSIP Number)

                        BELL CANADA INTERNATIONAL INC.
                      (Name of Persons Filing Statement)

                               Martine Turcotte
                                General Counsel
                        Bell Canada International Inc.
                1000, rue de la Gauchetiere Ouest, Bureau 1100
                               Montreal, Quebec
                                Canada H3B 4Y8
                           Tel. No.: (514) 392-2340

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 20, 1994
                    (Date of Event which Requires Filing of
                                this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

     Check the following box if a fee is being paid with this statement:
[ ].

                                 SCHEDULE 13D
______________________________             ________________________________
|(Class A Common Stock)      |             |                              |
|CUSIP No. 480206-200        |             | Page   2   of  86 Pages      |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Bell Canada International Inc.                                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      AF                                                            |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |     Not applicable                                                 |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Canada                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 9,914,300 (see Item 5)                        |
|                    |    |                                               |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |                                               |
|   OWNED BY         |    | 0                                             |
|     EACH           |____|_______________________________________________|
|   REPORTING        |  9 | SOLE DISPOSITIVE POWER                        |
|    PERSON          |    |                                               |
|     WITH           |    | 9,914,300 (see Item 5)                        |
|                    |    |                                               |
|                    |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |                                               |
|                    |    | 0                                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 9,914,300 (see Item 5)                                             |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*   Not applicable                               |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 37.9%                                                              |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     CO                                                             |
|____|____________________________________________________________________|

                                 SCHEDULE 13D
______________________________             ________________________________
|(Common Stock)              |             |                              |
|CUSIP No. 480206-101        |             | Page   3   of  86 Pages      |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Bell Canada International Inc.                                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      AF                                                            |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |     Not applicable                                                 |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Canada                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 0                                             |
|                    |    |                                               |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |                                               |
|   OWNED BY         |    | 0                                             |
|     EACH           |____|_______________________________________________|
|   REPORTING        |  9 | SOLE DISPOSITIVE POWER                        |
|    PERSON          |    |                                               |
|     WITH           |    | 0                                             |
|                    |    |                                               |
|                    |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |                                               |
|                    |    | 2,878,151 (see Item 5)                        |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 2,878,151 (see Item 5)                                             |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*   Not applicable                               |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 56.3%                                                              |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     CO                                                             |
|____|____________________________________________________________________|

          Bell Canada International Inc. ("BCI") hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission on April 1, 1994, as amended by Amendment No. 1 filed on June 3, 1994 (the "Schedule 13D") with respect to the shares of Class A Common Stock, $.01 par value (the "Class A Common Stock") of Jones Intercable, Inc. (the "Company").

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

          The transactions contemplated by the Stock Purchase Agreement and the Transaction Agreement, together with the Spacelink Transaction, were consummated on December 20, 1994 (the "Closing").

Item 1.   Security and Issuer.

          The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

          This statement also relates to the shares of Common Stock, $.01 par value (the "Common Stock") of the Company.

Item 2.   Identity and Background

          The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

          On November 15, 1994, the name of BCE Telecom International Inc. was changed to BCE Investments (Canada) Inc. ("BCEI").

          The name, business address, present principal occupation or employment, and each director and executive officer of BCI, Bell BVI, BCEI and BCE is set forth on Schedules A, B, C and D, respectively.

Item 3.   Source and Amount of Funds
          or Other Consideration.

          The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

          The aggregate purchase price for the 7,414,300 shares of Class
A Common Stock purchased by Bell BVI on December 20, 1994 pursuant to the Stock Purchase Agreement was $203,893,250. Such price was contributed to the capital of Bell BVI by BCI, which funded such amount by way of an interest bearing demand loan from its ultimate parent company, BCE. For purposes of this Schedule 13D, "30% Block" means the 7,414,300 shares of Class A Common Stock purchased by Bell BVI at the Closing, together with the 2,500,000 shares of Class A Common Stock purchased by Bell BVI on March 25, 1994.

          The aggregate purchase price paid by Morgan Guaranty Trust
Company of New York, acting as agent for BCI ("MGT"), in connection with the purchase of the Control Option was $54,684,869. Such price was funded by way of an interest bearing demand loan from BCI's ultimate parent company, BCE.

Item 4.   Purpose of the Transaction.

          The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

          BCI has acquired the 30% Block and the Control Option for the purpose of investment and as part of a strategic relationship with the Company and certain of its affiliates.

          In connection with the Closing, Derek H. Burney and Daniel E.
Somers were appointed to the Board of Directors of the Company. BCI has the right to designate an additional member to the Company's Board of Directors and expects to exercise that right in 1995. In addition, BCI and Mr. Jones have the right to jointly designate three independent directors to the Board. This right is also expected to be exercised in 1995.

          BCI intends to review periodically the Company's business affairs, financial position and prospects. Based on such evaluation and review and general economic and industry conditions existing at the time, BCI may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Class A Common Stock or Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the 30% Block in the open market, in privately negotiated transactions, through a registered public offering or otherwise.

          Pursuant to the terms of the Shareholders Agreement, BCI has committed to invest a total of $400 million in the capital of the Company, of which $259 million has already been invested. The remaining $141 million is expected to be invested from time to time to maintain BCI's 30% equity interest in the Company.

          There can be no assurance that BCI will purchase any additional shares of Class A Common Stock or Common Stock, obtain control of the Company or take any of the other actions enumerated above. Except as set forth above, none of the Bell Canada Entities, any person controlling the Bell Canada Entities, or to the best of BCI's knowledge, any of the persons named in Schedules A,B,C or D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Company.

          The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

          Based on information furnished to BCI by the Company, BCI believes that immediately following consummation of the Closing, there were outstanding 5,113,021 shares of Common Stock and 26,131,388 shares of Class A Common Stock.

          (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, BCI, through Bell BVI, beneficially owns the 30% Block, representing approximately 38% of the outstanding Class A Common Stock and 31.7% of the outstanding Capital Stock.

          For the purpose of Rule 13d-3(d)(1)(i), BCI, acting through its agent MGT, may be deemed to have beneficial ownership of the 2,878,151 shares of Common Stock covered by the Option Agreements, representing 56.3% of the outstanding Common Stock and 9.2% of the outstanding Capital Stock.

          By virtue of BCI being an indirect wholly-owned subsidiary of BCE, BCE may be deemed to beneficially own the 30% Block which is beneficially owned by BCI, and the 2,878,151 shares of Common Stock covered by the Option Agreements.

          Because of the existence of the Shareholders Agreement, BCI may be deemed, pursuant to Rule 13d-(5)(b)(1), to be a member of a "group" with Mr. Jones and International. BCI, however, disclaims that it is a member of a "group" with Mr. Jones and International.

          Mr. Jones and International own or have the right to acquire and, solely for the purpose of Rule 13d-3, may be deemed to own beneficially and to have the sole power to vote or direct the vote, and to dispose or direct the disposition of, 2,769,678 shares of Class A Common Stock (which includes Mr. Jones' options to purchase 134,677 shares of Class A Common Stock), representing approximately 11% of the outstanding shares of Class A Common Stock, and 2,878,151 shares of Common Stock, representing approximately 56% of the outstanding shares of Common Stock. All of such shares of Common Stock are covered by the Option Agreements.

          Under Rule 13d-(5)(b)(1) the group is deemed to have acquired beneficial ownership of all of the equity securities of the Company beneficially owned by the other members of the group. However, BCI disclaims beneficial ownership of any share of Common Stock or Class A Common Stock beneficially owned by Mr. Jones or International. Information contained herein relating to Mr. Jones and International is provided to the best of BCI's knowledge.

          Derek H. Burney, Chairman of the Board and Chief Executive Officer of BCI, owns 350 shares of Class A Common Stock. Daniel E.
Somers, Senior Vice-President and Chief Financial Officer of BCI, owns 100 shares of Class A Common Stock. Brian A. Tickle, President and Chief Operating Officer of BCI, owns 500 shares of Class A Common Stock. Michael Lisogurski, Group Vice-President of Business Development of BCI, owns 1,000 shares of Class A Common Stock.

          Except as set forth in this Item 5(a), none of the Bell Canada Entities, nor any other person controlling the Bell Canada Entities, nor, to the best of BCI's knowledge, any persons named in Schedule A, B, C or D hereto owns beneficially any Class A Common Stock or Common Stock.

          (b) BCI, through Bell BVI, has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares.

          By virtue of BCI being a wholly-owned subsidiary of BCE, BCE may be deemed to share the voting and disposition power with respect to the Shares.

          (c) No transactions in Class A Common Stock or Common Stock have been effected during the last 60 days by any Bell Canada Entity, any other person controlling any Bell Canada Entity, or to the best of BCI's knowledge, any of the persons named in Schedule A, B, C or D.

          (d) Inapplicable.

          (e) Inapplicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.

          The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

          On December 20, 1994, pursuant to the Stock Purchase Agreement,
BCI entered into the Shareholders Agreement with Mr. Jones, International and the Company.

          On December 20, 1994, pursuant to the Transaction Agreement,
MGT entered into Option Agreements with each of the following entities: (i) Glenn Jones Grantor Business Trust ("GJ Trust"); (ii) Jones International Grantor Business Trust ("JI Trust"); (iii) Entertainment; (iv) Jones Space Segment, Inc. ("Space Segment"); (v) Jones Global Group, Inc. ("Global Group") and (vi) Jones Interdigital, Inc. ("Interdigital"). The number of shares of Common Stock covered by each Option Agreement is as follows:

          Grantor                      Number of Shares
          -------                      ----------------

         GJ Trust                           474,400
         JI Trust                         2,239,416
         Entertainment                      100,400
         Space Segment                       35,707
         Global Group                        27,585
         Interdigital                           643

          A copy of the Shareholders Agreement is attached hereto as
Exhibit 8. A copy of the Option Agreement between MGT and JI Trust is attached hereto as Exhibit 9. All of the other Option Agreements are substantially similar except for the number of shares of Common Stock covered thereby, which is described above.

          To the best knowledge of BCI, except as referred to or described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 8: Shareholders Agreement dated as of December 20, 1994 among Mr. Jones, International, BCI and the Company.

          Exhibit 9: Option Agreement dated as of December 20, 1994 between MGT and JI Trust.

          Exhibit 10:       BCI Press Release issued December 20, 1994.

                                  SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 1994

                                       BELL CANADA INTERNATIONAL INC.

                                       By:    /s/  Martine Turcotte
                                          ----------------------------
                                          Name:    Martine Turcotte
                                          Title:   General Counsel and
                                                   Corporate Secretary


                                 EXHIBIT INDEX


Exhibit 8: Shareholders Agreement dated as of December 20, 1994 among Mr. Jones, International, BCI and the Company.

Exhibit 9: Option Agreement dated as of December 20, 1994 between MGT and JI Trust.

Exhibit 10:                BCI Press Release issued December 20, 1994.


                                                             Schedule A


                       DIRECTORS AND EXECUTIVE OFFICERS
                       OF BELL CANADA INTERNATIONAL INC.

          The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Bell Canada International Inc. ("BCI") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere West, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8.

          Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCI.

Name and                   Present Principal
Relationship               Occupation Including
to BCI                     Name and Address
Citizenship                of Employer(1)
- ------------               ----------------------

Derek H. Burney            Chairman of the Board               Canadian
Director and               and CEO
Officer

Thomas J. Bourke           President and CEO                   Canadian
Director                   Tele-Direct (Publications) Inc.
                                 1600 Rene-Levesque Blvd. West
                                 Suite 1850
                                 Montreal, Quebec H3H 1P9

J. Derek M. Davies         Senior Vice-President               Canadian and
Director                   BCE Inc.                            United States
                                 1000 de la Gauchetiere
                                   Street West
                                 Suite 3700
                                 Montreal, Quebec H3B 4Y7

Josef F. Fridman           Senior Vice-President, Law          Canadian
Director                   BCE Inc.
                                 1000 de la Gauchetiere
                                   Street West
                                 Suite 3700
                                 Montreal, Quebec H3B 4Y7

W. Brian Hewat             President and CEO                   Canadian
Director                   Bell Northern Research
                                 3500 Carling Avenue
                                 Department AAOO - Lab 5
                                 P.O. Box 3511, Station C
                                 Ottawa, Ontario K1Y 4H7

Robert Kearney             Chairman                            Canadian
Director                   BCE Canadian Telecom Group
                           BCE Inc.
                                 1000 de la Gauchetiere
                                   Street West
                                 Suite 3700
                                 Montreal, Quebec H3B 4Y7

Gerald T. McGoey           Executive Vice-President            Canadian
Director                   and Chief Corporate Officer
                                 Bell Canada
                                 1050 Beaver Hall Hill
                                 19th Floor
                                 Montreal, Quebec H2Z 1S4

John T. McLennan           President and CEO                   Canadian
Director                   Bell Canada
                                 1050 Beaver Hall Hill
                                 19th Floor
                                 Montreal, Quebec H2Z 1S4

C. Wesley M. Scott         President and CEO                   Canadian
Director                   Stentor Resource Centre Inc.
                                 160 Elgin Street
                                 Suite 1800
                                 Ottawa, Ontario K1G 3J4

Lynton R. Wilson           Chairman, President and CEO         Canadian
                                 BCE Inc.
                                 1000 de la Gauchetiere
                                   Street West
                                 Suite 3700
                                 Montreal, Quebec H3B 4Y7

Robert Drolet              Assistant Corporate                 Canadian
Officer                    Secretary

Michael Lisogurski         Group Vice-President                Canadian
Officer                    Business Development

C.S. Loudiadis             Group Vice-President                Canadian
Officer                    Telecom Services

Christian M. Paupe         Vice-President                      Canadian
Officer                    Corporate Finance                   and Swiss

Serge Rouleau              Vice-President                      Canadian
Officer                    Business Development

Richard Roy                Corporate Comptroller               Canadian
Officer

Daniel E. Somers           Senior Vice-President               Canadian
Officer                    and CFO

Brian A. Tickle            President and Chief                 Canadian
Officer                    Operating Officer

Martine Turcotte           General Counsel and                 Canadian
Officer                    Corporate Secretary

Leonard J. van             Vice-President,                     Canadian
der Heyden                 Human Resources
Officer                    and Corporate Services


- ----------------
(1) Same address as director's or officer's business address except where indicated.

                                                                 Schedule B


                   DIRECTORS AND EXECUTIVE OFFICERS OF BELL
                     CANADA INTERNATIONAL BVI III LIMITED

               The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Bell Canada International BVI III Limited ("Bell BVI") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.


Name and                   Present Principal
Relationship               Occupation Including
to Bell BVI                Name and Address
Citizenship                of Employer(1)
- -------------              ---------------------
David Raworth              Attorney                            British
Director &                 Smith-Hughes Raworth
President                    & McKenzie
                                 Arawak Chambers
                                 P.O. Box 173
                                 Road Town, Tortola
                                 British Virgin Islands

Anthony G. Lynton          Attorney                            Barbadian
Secretary                  Smith-Hughes Raworth
                              & McKenzie
                                 Arawak Chambers
                                 P.O. Box 173
                                 Road Town, Tortola
                                 British Virgin Islands


- ----------------
(1) Same address as director's or officer's business address except where indicated. address except where indicated.

                                                               Schedule C


                       DIRECTORS AND EXECUTIVE OFFICERS
                       OF BCE INVESTMENTS (CANADA) INC.

               The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Investments (Canada) Inc. (``BCEI'') are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.

               Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCEI.

Name and                   Present Principal
Relationship               Occupation Including
to BCEI                   Name and Address
Citizenship                of Employer(1)
- -------------              ----------------------

Frederick J. Andrew        Vice-President, Finance               Canadian
Director & Vice-President, and Treasurer, BCE Inc.
Finance and Treasurer

Derek H. Burney            Chairman and Chief Executive          Canadian
Director                   Officer, Bell Canada
                           International Inc., 100, rue de la
                           Gauchetiere Quest, Bureau 1100,
                           Montreal, Quebec, H3B 4Y8

Josef J. Fridman           Senior Vice-President, Law            Canadian
Director & President and   BCE Inc.
Chief Executive Officer

Marc J. Ryan               General Counsel, BCE Inc.             Canadian
Officer Secretary

Lynton R. Wilson           Chairman, President and Chief         Canadian
Director & Chairman of     Executive Officer, BCE Inc.
the Board




                                                         Schedule D


                 DIRECTORS AND EXECUTIVE OFFICERS OF BCE INC.

          The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Inc. ("BCE") are set forth below. If no business address is given the director's or officer's business address is 1000 rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BCE.

                           Present Principal
Name and                   Occupation Including
Relationship               Name and Address
to BCE                     of Employer(1)
- ------------               --------------------
Citizenship
- ------------

Peter A. Allen             President                          Canadian
Director                   Anchises Investment Ltd.
                           Suite 3720, P.O. Box 621
                           Canada Trust Tower
                           BCE Place
                           161 Bay Street
                           Toronto, Ontario M5J 2S1


Ralph M. Barford           President                           Canadian
Director                   Valleydene Corporation
                              Limited
                           20 Eglinton Avenue West
                           Suite 1903
                           P.O. Box 2026
                           Toronto, Ontario M4R 1K8

Warren Chippindale         Retired                             Canadian
F.C.A.                     Cuttle Street
Director                   P.O. Box 9
                           Mont-Tremblant, Quebec
                           J0T 1Z0

J.V. Raymond Cyr           Chairman of the Board               Canadian
O.C.                       Bell Canada
Director                   c/o 1000 de la Gauchetiere
                           Street West
                           Suite 3700
                           Montreal, Quebec H3B 4Y8

C. William Daniel          Retired                             Canadian
O.C.                       c/o Bank of Montreal
Director                   4th Floor, 302 Bay Street
                           Toronto, Ontario M5X 1A1

Jeannine Guillevin         Chairman of the Board               Canadian
Wood                       and CEO
Director                   Guillevin International
                             Inc.
                           400 Montpellier Road
                           St-Laurent, Quebec H4N 2G7

The Hon. Donald J.         Legal Counsel                       Canadian
Johnston, P.C. Q.C.        Heenan Blaikie
Director                   1250 Rene-Levesque Blvd.
                             West
                           Suite 2500
                           Montreal, Quebec H3B 4Y1

Gerald J. Maier            Chairman of the Board               Canadian
Director                   TransCanada PipeLines
                              Limited
                           c/o Western Gas Tower
                           530 8th Avenue S.W.
                           Suite 2600
                           P.O. Box 500, Station M
                           Calgary, Alberta T2P 3V6


E. Neil McKelvey           Legal Counsel                       Canadian
O.C., Q.C.                 Stewart McKelvey Stirling
Director                   Scales
                           P.O. Box 7289
                           Postal Station A
                           Saint John, New Brunswick
                           E2L 4S6

J. Edward Newall           President and CEO                   Canadian
O.C.                       NOVA Corporation of Alberta
Director                   P.O. Box 2535, Station M
                           801 - 7th Avenue S.W.
                           Calgary, Alberta T2P 2N6

Alastair H. Ross           President                           Canadian
Director                   Allaro Resources Ltd.
                           630, 6th Avenue S.W.
                           10th Floor
                           Calgary, Alberta T2P 0S8

C. Richard Sharpe          Chairman of the Board               Canadian
Director                   Sears Canada Inc.
                           222 Jarvis Street
                           9th Floor
                           Toronto, Ontario M5B 2B8

Louise B.                   Retired                            Canadian
 Vaillancourt C.M.          c/o Tour Banque Nationale
 Director                   600 de la Gauchetiere
                            Street West
                            10th Floor
                            Montreal, Quebec H3B 4L2

Lynton R. Wilson           Chairman, President                 Canadian
Director and Officer       and CEO

Frederick J. Andrew        Vice-President, Finance and         Canadian
Officer                    Treasurer

Thomas J. Bourke           Group Vice-President,               Canadian
Officer                    Directories of BCE;
                           President and CEO
                           Tele-Direct (Publications) Inc.
                           1600 Rene-Levesque Blvd. West
                           Suite 1850
                           Montreal, Quebec H3H 1P9

Derek H. Burney            Executive Vice-President            Canadian
Officer                      of BCE;
                           Chairman of the Board and CEO
                           Bell Canada International Inc.
                           1000 de la Gauchetiere
                             Street West
                           Suite 1100
                           Montreal, Quebec H3B 4Y8

J. Derek M. Davies         Senior Vice-President               Canadian and
Officer                      Corporate Strategy                United States

Josef J. Fridman           Senior Vice-President,              Canadian
Officer                    Law

Guy Houle                  Vice President and                  Canadian
Officer                      Corporate Secretary
                           BCE Inc.
                           c/o 1050 Beaver Hall Hill
                           Suite 1420
                           Montreal, Quebec H2Z 1S4

Charles A. Labarge         Vice-President,                     Canadian
Officer                    Corporate Services


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(1)  Same address as director's or officer's business address except where indicated.